FOR IMMEDIATE RELEASE	NASDAQ: TRIL
TSX: TRIL

TRILLIUM THERAPEUTICS’ TTI-621 PROGRAM FEATURED AT THE EORTC CLTF
CUTANEOUS LYMPHOMA CONFERENCE

TORONTO, Oct. 16, 2017 – Trillium Therapeutics Inc. (NASDAQ/TSX: TRIL), a clinical stage immuno-oncology company developing innovative therapies for the treatment of cancer, announced today that new preclinical data and a patient case study for its CD47-blocking agent, TTI-621 (SIRPa-IgG1 Fc), were presented at the EORTC CLTF meeting “Cutaneous Lymphomas – Insights and Therapeutic Progress”, October 13-15, in London, England.

Oral Presentation O-16: CD47 Blockade with TTI-621 (SIRPαFc) in Sézary Syndrome
Presenter: Dr. Oleg Akilov, University of Pittsburgh

This oral presentation highlighted that leukemic cells from patients with Sézary syndrome, a form of cutaneous T cell lymphoma (CTCL), express the CD47 “do not eat” signal at almost four times the level of normal lymphocytes and that over-expression of CD47 is associated with poor prognosis. In vitro experiments demonstrated that blockade of CD47, employing TTI-621, may constitute a promising therapeutic approach for patients with Sézary syndrome. Two clinical trials of TTI-621 that include patients with relapsed or refractory CTCL are ongoing at multiple North American sites (NCT02663518 and NCT02890368).

Poster Presentation P-10: Synergistic Effect of Successive Administration of TTI-621 (SIRPαFc) and PEGylated Interferon-α2a in a Patient with Sézary Syndrome
Presenter: Dr. Oleg Akilov, University of Pittsburgh

This case study reported local and systemic anti-tumor activity in a Sézary syndrome patient treated with a single intratumoral dose of TTI-621. Administration of PEGylated Interferon-α2a seven days after TTI-621 resulted in decreased leukemic burden and improvements in clinical symptoms. Trillium believes such a reduction is not observed regularly with standard regimens and would not be anticipated following PEGylated Interferon-α2a monotherapy, suggesting a synergistic effect of TTI-621 and PEGylated Interferon-α2a.

“CTCL patients are being treated in both our intratumoral and intravenous trials,” said Dr. Niclas Stiernholm, Trillium’s Chief Executive Officer. “Careful study of the effects of TTI-621 in CTCL patients potentially provides us with a unique opportunity to better understand the mechanism behind TTI-621’s anti-tumor activity and the role of CD47 in the overall immuno-oncology landscape, ultimately leading to targeted indications and combination therapies with sound scientific rationale.”

About Cutaneous T-Cell Lymphoma (CTCL)

CTCL is a rare type of non-Hodgkin’s lymphoma which is characterized by localization of malignant T lymphocytes to the skin. The two most common types of CTCL are mycosis fungoides and Sézary syndrome. The disease most often involves the skin, may progress to involve lymph nodes, blood, viscera and other organs, and in select cases may become leukemic.

About Trillium Therapeutics

Trillium Therapeutics Inc. is a clinical stage immuno-oncology company developing innovative therapies for the treatment of cancer. The company’s lead program, TTI-621, is a SIRPaFc fusion protein that consists of the CD47-binding domain of human SIRPa linked to the Fc region of a human immunoglobulin (IgG1). It is designed to act as a soluble decoy receptor, preventing CD47 from delivering its inhibitory (“do not eat”) signal. Neutralization of the inhibitory CD47 signal enables the activation of macrophage anti-tumor effects by pro-phagocytic (“eat”) signals. A Phase 1 clinical trial (NCT02663518) evaluating intravenous dosing of SIRPaFc in patients with advanced cancer is ongoing, and a second Phase 1 trial evaluating direct intratumoral injections is underway in solid tumors and mycosis fungoides (NCT02890368). TTI-622 is an IgG4 SIRPaFc protein, which is primarily being developed for combination therapy. An IND filing is targeted for 2H/17. Trillium also has a proprietary medicinal chemistry platform, using unique fluorine chemistry, which permits the creation of new chemical entities from validated drugs and drug candidates with improved pharmacological properties. Stemming from this platform, the company’s most advanced preclinical program is an orally-available epidermal growth factor receptor antagonist with increased uptake and retention in the brain. In addition, a number of compounds directed at undisclosed immuno-oncology targets are currently in the discovery phase.

For more information visit: www.trilliumtherapeutics.com

Caution Regarding Forward-Looking Information

This press release contains forward-looking statements within the meaning of applicable United States securities laws and forward-looking information within the meaning of Canadian securities laws (collectively, "forward-looking statements"). Forward-looking statements in this press release include statements about, without limitation, Trillium's belief that TTI-621 could represent a promising therapeutic approach for patients with Sézary syndrome and that TTI-621 may have a synergistic effect with PEGylated Interferon-α2a treatment. With respect to the forward-looking statements contained in this press release, Trillium has made numerous assumptions regarding, among other things: the effectiveness and timeliness of preclinical and clinical trials; and the completeness, accuracy and usefulness of the data. While Trillium considers these assumptions to be reasonable, these assumptions are inherently subject to significant scientific, business, economic, competitive, market and social uncertainties and contingencies. Additionally, there are known and unknown risk factors that could cause Trillium's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements contained in this press release. Known risk factors include, among others: positive preliminary results from early-stage clinical trials may not be indicative of the final results from the trial or be indicative of favorable outcomes in later-stage clinical trials and data are subject to audit for inclusion in the final clinical trial database; clinical data may not demonstrate adequate efficacy and safety to result in regulatory approval to market any of our product candidates in any jurisdiction; given the early stage of Trillium’s product development, there can be no assurance that its research and development programs will result in regulatory approval or commercially viable products and that Trillium can adequately demonstrate TTI-621’s individual contribution in a combination therapy; clinical trials may be more costly or take longer to complete than anticipated, and may never be initiated or completed, or may not generate results that warrant future development of the tested drug candidate; Trillium may not receive the necessary regulatory approvals for the clinical development of Trillium's products; economic and market conditions may worsen; and market shifts may require a change in strategic focus. A more complete discussion of the risks and uncertainties facing Trillium appears in Trillium's Annual Report on Form 20-F and Trillium's continuous disclosure filings, which are available at www.sedar.com and at www.sec.gov. All forward-looking statements herein are qualified in their entirety by this cautionary statement, and Trillium disclaims any obligation to revise or update any such forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, except as required by law.

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Contact:
James Parsons
Chief Financial Officer
Trillium Therapeutics Inc.
416-595-0627 x232
james@trilliumtherapeutics.com

Mark Corbae
Canale Communications for Trillium Therapeutics
619-849-5375
mark@canalecomm.com